Deutsche Bank AG New York Legal Department 60 Wall Street, 36th Floor New York, NY 10005-2858 Tel 212-250-2500

February 20, 2014

Via EDGAR and Electronic Mail

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission

Re:	Deutsche Bank Aktiengesellschaft
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed September 28, 2012
File No. 333-184193

Dear Ms. Starr:

Deutsche Bank Aktiengesellschaft (the “Bank”) received the letter from the Staff (the “Staff”) of the Securities and Exchange Commission, dated February 11, 2014, concerning the Staff’s views regarding takedowns of exchange-traded notes from shelf registration statements.

In order to gather the necessary information and to prepare its responses, the Bank respectfully requests an extension of time until March 10, 2014 to respond to the Staff’s comments.

Please contact the undersigned, Joseph C. Kopec (ph: 212-250-1306; fax: 212-797-4563; e-mail: joseph.kopec@db.com), should you have any questions concerning the foregoing.

Sincerely,

Deutsche Bank Aktiengesellschaft

By:	/s/ Joseph C. Kopec
Joseph C. Kopec Managing Director & Associate General Counsel Deutsche Bank AG New York Branch

By:	/s/ Ernest C. Goodrich, Jr.
Ernest C. Goodrich, Jr. Managing Director & Senior Counsel Deutsche Bank AG New York Branch

cc:	Mr. David Walz
(Securities and Exchange Commission)

Warren Motley
(Davis Polk & Wardwell LLP)

Chairman of the Supervisory Board: Paul Achleitner
Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stefan Krause, Stephan Leithner, Stuart Lewis, Rainer Neske, Henry Ritchotte
Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No 30 000, Frankfurt am Main, Local Court; VAT ID No DE114103379; www.db.com